Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8000
Fax: (212) 310-8007

October 3, 2016

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                        Gores Holdings II, Inc.
Draft Registration Statement on Form S-1

Submitted September 1, 2016
CIK No. 377-01381

Dear Ms. Long:

On behalf of our client, Gores Holdings II, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 28, 2016, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 377-01381) confidentially submitted with the Commission on September 1, 2016 (the “September 1 Draft”). We are concurrently submitting via EDGAR Amendment No.1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the September 1 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment.

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Pamela Long

Securities and Exchange Commission

October 3, 2016

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.  The Company represents that, to the extent there are any such written communications that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will provide them supplementally to the Commission for review, whether or not potential investors retain copies.

2.            Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

The Company has included certain of the exhibits with the Draft Amendment, including the form of amended and restated certificate of incorporation, and will file all exhibits with subsequent public filings. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

Summary Financial Data, Page 31

3.            Please disclose the value of Class A common stock that may be redeemed in connection with your initial business combination in Summary Financial Data. We note from your disclosures on page 72 and 73 that Class A common stock subject to redemption totals $357,976,990.

The Company has revised the disclosure on page 31 in response to the Staff’s comment to delete the line item “Value of Class A common stock that may be redeemed…” from the table, as this information is not relevant for the period presented and is presented elsewhere in the Draft Amendment.

Use of Proceeds, Page 66

4.            You disclose in Footnote 2 that a portion of offering proceeds will be used to pay off your sponsor loan of $150,000. Please tell us how the loan payoff is reflected in your Use of Proceeds table on page 66.

The Company advises the Staff that the proceeds from the sponsor loan have been and will be used to pay certain of the expenses already listed in the table.  Accordingly, the Company has not included the sponsor loan separately in the table, as it would effectively be double counting those amounts.

Pamela Long

Securities and Exchange Commission

October 3, 2016

Dilution, Page 72

5.            It appears that your net tangible book value includes deferred issuance costs of $62,274 (page F-3). Please revise to exclude this asset from your net tangible book value.

The Company has revised the disclosure on page 72 in response to the Staff’s comment.

Capitalization Table, Page 73

6.            Please explain clearly in Footnote 3 how you calculated Class A common stock subject to redemption under “As Adjusted”, or add a cross reference to your Use of Proceeds table on page 66.

The Company has revised the disclosure on page 73 in response to the Staff’s comment to add a cross reference to the calculation of Class A common stock subject to redemption set forth under “Dilution” in the Draft Amendment.

Sources of Target Businesses, page 89

7.            You state that if any officer or director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities they may need to present that opportunity to the other entity. Please revise to clarify the number of different entities to which your officers and directors have existing fiduciary or contractual obligations and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, Page 122

8.            You disclose on both page 79 and page 122 that your sponsor loan will be repaid upon the closing of the offering out of the estimated $2,000,000 of offering proceeds not held in the trust account. However, your disclosure on page 66 shows $1,100,000 of net proceeds not held in the trust account. Please advise or revise.

The Company advises the Staff that a total of $2,000,000 of the proceeds from the offering and the private placement will not be deposited in the trust account. This amount includes the estimated $900,000 that will be used to pay offering expenses. After deducting estimated offering expenses, $1,100,000 of such proceeds will be held outside of the trust account. The Company has revised the disclosure on page 66 to clarify.

*        *        *        *        *

Pamela Long

Securities and Exchange Commission

October 3, 2016

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:                              Mark R. Stone

Gores Holdings II, Inc.

Craig Slivka

Sherry Haywood

SiSi Cheng

John Cash

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP